3/11/03

CM

SECU[...] 03012154 [...]OMMISSION
[...], D.C. 20549

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SEC FILE NUMBER
8- 16544

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2003
SEC MAIL PROCESSING SECTION
WASH. D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Sentinel Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Merritt 7
(No. and Street)

Norwalk (City) CT (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Gow OR MARICE GOW PAJOLEK (203)846-3199
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name — *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488 (Address) Shelton (City) CT (State) 06484 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

A

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marcie Gow Pajolek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Sentinel Securities, Ltd., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

LUCIA LEONE
NOTARY PUBLIC
MY COMMISSION EXPIRES 8/31/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

FIRST SENTINEL SECURITIES, LTD.

Years Ended December 31, 2002 and 2001

FIRST SENTINEL SECURITIES, LTD.

Years Ended December 31, 2002 and 2001

CONTENTS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Independent Auditors' Report

Board of Directors
First Sentinel Securities, Ltd.
Norwalk, Connecticut

We have audited the accompanying balance sheets of First Sentinel Securities, Ltd. (a wholly-owned subsidiary of Gow Holdings, Inc.) as of December 31, 2002 and 2001 and the related statements of income, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Sentinel Securities, Ltd. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5(A) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 4, 2003 Dworken, Hillman, LaMorte & Sterczala P.C.

FIRST SENTINEL SECURITIES, LTD.

BALANCE SHEETS

	December 31, 2002	December 31, 2001
Assets		
Cash	**$12,300**	$12,172
Total Assets	**$12,300**	$12,172
Shareholder's equity:		
Common stock, $10 par; 200 shares authorized, issued and outstanding	**$ 2,000**	$ 2,000
Additional paid in capital	**4,100**	4,100
Retained earnings	**6,200**	6,072
Total Shareholder's Equity	**$12,300**	$12,172

See notes to financial statements.

FIRST SENTINEL SECURITIES, LTD.

STATEMENTS OF INCOME

	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenues:		
Interest income	**$128**	$214
Net income	**$128**	$214

See notes to financial statements.

FIRST SENTINEL SECURITIES, LTD.

STATEMENTS OF SHAREHOLDER'S EQUITY

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, December 31, 2000	$2,000	$4,100	$5,858	$11,958
Net income			214	214
Balance December 31, 2001	2,000	4,100	6,072	12,172
Net income			128	128
Balance, December 31, 2002	$2,000	$4,100	$6,200	$12,300

See notes to financial statements.

FIRST SENTINEL SECURITIES, LTD.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2002	**2001**
Cash flows from operating activities:		
Net income	**$ 128**	$ 214
Net cash provided by operating activities	**128**	214
Net increase in cash	**128**	214
Cash, beginning	**12,172**	11,958
Cash, ending	**$12,300**	$12,172

See notes to financial statements.

FIRST SENTINEL SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

1. **Summary of significant accounting policies and business of the Company:**

   First Sentinel Securities, Ltd. (Company) is a wholly-owned subsidiary of Gow Holdings, Inc. (Parent). The Company is a broker which deals exclusively in securities held by an affiliate through common ownership. The Company does not maintain or clear any customer accounts; nor does it maintain or hold any securities.

   The Parent has supplied all general and administrative expenses and all necessary fixed assets for the Company.

2. **Income taxes:**

   The Company files tax returns on a consolidated basis with its Parent.

3. **Reconciliation of net capital:**

   There were no reconciling differences between the audited computation of net capital and that reported previously by the Company.

FIRST SENTINEL SECURITIES, LTD.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2002

Shareholders' equity	$12,300
Less non allowable assets	0
Net capital	12,300
Minimum net capital required pursuant to Uniform Net Capital Rule 15c3-1	5,000
Excess of net capital over minimum requirements	$ 7,300
Total aggregate indebtedness	NONE
Required minimum net capital (6.7% of total aggregate indebtedness)	NONE
Ratio of total aggregate indebtedness to net capital	NONE

Note: *There are no material differences between the amounts reported above and the amounts reported in the Company's corresponding unaudited December 31, 2002 Form X-17a-5 Part II A filing.*

FIRST SENTINEL SECURITIES, LTD.

EXEMPTIVE PROVISION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule. In management's opinion, the Company was in compliance with the exemption provisions of Rule 15c3-3 during the year ended December 31, 2002.

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Report of Independent Auditors' on Internal Controls Required by SEC Rule 17a-5

Board of Directors
First Sentinel Securities, Ltd.
Norwalk, Connecticut

In planning and performing our audit of the financial statements of First Sentinel Securities, Ltd. (Company) for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of First Sentinel Securities, Ltd. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the Board of Directors and management of First Sentinel Securities, Ltd., the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 4, 2003 Dworken, Hillman, LaMorte & Sterczala P.C.